N E W S R E L E A S E

August 18, 2014

Nevsun Announces Further Exploration Success at Harena

HIGHLIGHTS

  High grade intersections at Harena include:
    Hole HX-004:  2.30% Cu, 0.91% Zn, 1.30 g/t Au, 42.9 g/t Ag over 10.45 meters
    Hole HX-005:  1.77% Cu, 3.99% Zn, 1.22 g/t Au, 77.9 g/t Ag over 18.50 meters
    Hole HX-006:  1.28% Cu, 3.71% Zn, 0.56 g/t Au, 41.7 g/t Ag over 17.70 meters
    Hole HX-006:  0.38% Cu, 0.21% Zn, 7.64 g/t Au, 140.1 g/t Ag over 8.00 meters
  Harena extended to the south over a 300 meter strike length
  Only tested to approximately 250 meters depth and open down dip
  Additional drilling and geophysical surveys ongoing

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to announce exploration drill results from the Harena Mining License located 10 kilometers south of  the Bisha Mine and processing plant.  The drilling was completed as part of the 2014 Bisha Regional Exploration program.

Nevsun CEO Cliff Davis commented, “We are excited to see continued success in our 2014 exploration program.  The Bisha area remains under-explored and our known resources remain open for further expansion.  We look forward to more success in 2014 as we continue to assess Harena and the potential of the Bisha VMS belt.”

2014 Regional Exploration Program Update

To August 1, 2014, Bisha Mining Share Company (BMSC) has completed approximately 15,000 meters of a 25,000 meter planned diamond drilling program.  In June, an airborne VTEM geophysical survey was completed over the entire Mogoraib River Exploration License, the Bisha Mining Agreement area, and the Harena Mining License.  The results of this survey are being assessed and will be followed-up later in the year.  Diamond drilling is in progress at Harena and will resume at Aderat in September following the short rainy season.  In addition, geophysical surveys are in progress and consist of ground and borehole Transient Electromagnetic (TEM) surveys.

Harena Drill Results

The Harena ore body is located approximately 10 kilometers south of the Bisha Mine and processing plant.  The exploration is designed to expand the known resource down to approximately 250 meters from surface.  The deposit had previously been sparsely drilled beyond the known resource and had been locally tested to a depth of only 175 meters.  While Harena currently has a modest indicated and inferred primary resource, BMSC geologists were attracted to the possibility of expansion due to the extensive, highly altered felsic volcanic footwall unit that may indicate a large, strong mineralizing system is present.

Drilling to the north and, in particular, to the south has been very encouraging.  A location and plan map of the drilling is attached at the end of this release.

Harena South End

Hole HX-005 is one of the best intersections to-date at Harena. This hole targeted the southern end of the known deposit, down dip of historical intersection H-041 (3.0 meters @ 4.51% Zn), and returned 18.5 meters of 1.77% Cu, 3.99% Zn, 1.22 g/t Au, 77.9 g/t Ag.  A cross-section showing hole HX-005 is attached at the end of this release.

The mineralization of HX-005 is classically zoned and demonstrates that the deposit is upright having a zinc–rich top to the massive sulphide grading into a copper–rich base and a gold-enriched footwall stringer zone at depth and to the east.  This result also indicates that the deposit is open to the south and thickening down dip.

Hole HX-006 is a follow-up step-out hole, 50 meters to the south of HX-005. Assay results for hole HX-006 returned two intervals of massive sulphide, the first grading 1.28% Cu, 3.71% Zn, 0.56 g/t Au, 41.70 g/t Ag over 17.7 meters and a second zone grading 1.07% Cu, 1.79% Zn, 0.60 g/t Au, 47.7 g/t Ag over 7.8 meters.  Further down in the footwall there is a gold–rich sulphide stringer zone grading 7.64 g/t Au and 140.1 g/t Ag over 8.0 meters.  Similar gold–rich stringer zones have been intersected previously at Harena, however, they have not been as wide as that encountered in hole HX-006.

Further step-out drilling has been successful in intersecting various widths of massive, semi-massive and stringer sulphides over a strike length of 300 meters.  Assay results are pending for these holes.

We are currently in the process of drilling a second tier of holes approximately 80 meters down dip of the first tier and have been encountering thick zones of massive, semi-massive and stringer sulphides (up to 40 meters) confirming that the mineralization is robust and increasing at depth.  In a number of holes, mafic dikes are cutting through the massive and semi-massive sulphide zone and may be concentrated in a fold hinge as the mineralization flattens from near vertical at surface to approximately 20 degrees at a depth of 200 meters.

Also intersected in hole HX-006, was a 0.4 meter horizon grading 8.60% Zn and 50 g/t Ag at the base of a regional mudstone unit that sits on top of variably altered hangingwall felsic and mafic volcanics some 100 meters above the Harena massive sulphide horizon.  This is of potential regional significance as it suggests that a very long lived hydrothermal system was in place with the likelihood of stacked mineralized horizons.

In summary, the deposit appears to be increasing in thickness at depth to the south, is still open and the associated footwall alteration remains strong.  The zone is flattening and has shallow dips at approximately 200 meter depth and the grades encountered to-date are on average higher that the current resource grade.  All the mineralization discovered to-date is outside of the current resource volume.  Drilling is on-going and will continue in its efforts to expand the deposit.

Harena North End

The north end of Harena has also only been tested with a limited number of shallow holes.  Hole HX-004 at the north end of the deposit returned 10.45 meters grading 2.30% Cu, 0.91% Zn, 1.30 g/t Au, 42.9 g/t Ag in primary massive and stringer sulphides.  This is one of the more copper-rich intersections to-date at Harena and further drilling to the north of the deposit will be completed shortly to follow-up this promising result.

Quality Assurance

A Quality Assurance/Quality Control program was part of the sampling program for the Harena and Aderat work. This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. Samples were prepared at African Horn Testing Services (Eritrea) and analyzed at Genalysis Laboratories (a NATA registered laboratory) in Perth, Western Australia.  Drilling intercept lengths only are reported in the tables and text below.

Mr. Robert Foy PGeo., BMSC’s Exploration Manager, has been overseeing the drilling at Harena and is a Qualified Person as defined by NI 43-101.  Mr. Foy has reviewed the technical content of this press release and approved its dissemination.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2013, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2013, and the Company’s Management Discussion and Analysis for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Figure 1. Harena Mine – Drillhole Location Map

Figure 2. Harena  Section 5950

Figure 3. Harena  Section 6000

Harena Intersections

Hole ID	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
HX-001	209.30	210.90	1.60	0.98	5.88	1.07	58.1
HX-002	89.30	90.30	1.00	0.03	0.67	0.28	8.0
HX-003	13.80	27.30	13.50	0.03	0.24	0.01	1.5
HX-004	159.30	161.40	2.10	1.44	0.28	0.48	31.7
HX-004	170.00	180.45	10.45	2.30	0.91	1.30	42.9
HX-004	239.30	243.00	3.70	0.41	0.64	0.07	0.3
HX-005	171.50	190.00	18.50	1.77	3.99	1.22	77.9
includes	174.00	177.00	3.00	0.32	14.51	0.20	9.1
and	178.00	190.00	12.00	2.25	1.19	1.73	104.8
and	193.00	195.00	2.00	0.03	0.11	4.50	234.0
HX-006	66.10	66.50	0.40	0.05	8.60	0.01	50.0
HX-006	189.10	206.80	17.70	1.28	3.71	0.56	41.7
HX-006	223.60	231.40	7.80	1.07	1.79	0.60	47.7
HX-006	239.00	247.00	8.00	0.38	0.21	7.64	140.1
and	242.00	243.00	1.00	0.30	0.08	36.79	410.0
HX-007	174.60	182.00	7.40	0.29	1.77	0.47	20.0
HX-007	197.45	198.55	1.10	0.75	6.40	0.19	18.0
HX-007	203.90	205.00	1.10	0.20	3.05	0.61	42.0

Notes: True widths are estimated to be 80 to 95% of drilled length.  NSV = No significant values.

Harena Collar Locations

Hole ID	UTM Easting	UTM Northing	Elevation	Depth (m)	Dip	Azimuth
HX-001	334585	1707885	600.1	250.5	-65.0	125.0
HX-002	334680	1707935	599.3	271.0	-65.0	125.0
HX-003	334765	1707935	598.4	275.4	-75.0	125.0
HX-004	334825	1707949	598.6	281.0	-65.0	125.0
HX-005	334591	1707744	601.4	257.1	-50.0	125.0
HX-006	334550	1707714	601.7	319.9	-60.0	125.0
HX-007	334505	1707620	602.5	236.3	-60.0	125.0